Exhibit 99.1

WBM CAPITAL ANNOUNCES RESULTS OF ITS SPECIAL MEETING OF SHAREHOLDERS AND COMPLETES SHARE CONSOLIDATION

October 4, 2024 – Vancouver, British Columbia – WBM Capital Corp. (formerly, Tiidal Gaming Group Corp.) (“WBM” or the “Company”) is pleased to announce that it has received the approval of disinterested shareholders on the sole item of business presented at its special meeting of shareholders held on October 1, 2024 (the “Meeting”), being a consolidation of the Company’s issued and outstanding common shares (the “Shares”) on the basis of 6,000,000 pre-consolidation common shares to one post-consolidation common share (the “Consolidation”).

The results of the vote on the Consolidation resolution are as follows:

Resolution	Votes For	% of Votes For	Votes Against	% of Votes Against
Consolidation	804,103	92.94%	61,132	7.07%

The Consolidation will become effective on or around October 4, 2024 (the “Effective Date”).

No fractional shares will be issued as a result of the Consolidation. Shareholders who would otherwise hold a fractional interest in a common share following the Consolidation (i.e. those who hold less than 6,000,000 pre-consolidation shares) are entitled to receive C$0.005 in cash (the “Cash Consideration”) for each pre-consolidation common share held. A letter of transmittal with respect to the Consolidation was mailed to all registered shareholders in connection with the Meeting. WBM encourages its registered shareholders who hold their common shares via physical share certificate(s) to complete and return the letter of transmittal, along with their respective physical share certificates, to the Company’s transfer agent, Odyssey Trust Company, at the address set out in the letter of transmittal. Shareholders of the Company who hold their common shares through book-entry or DRS statement(s) do not need to complete a letter of transmittal to receive their respective Cash Consideration.

Following the Consolidation, the Company will have one common share issued and outstanding.

Further details of the Consolidation are contained in the Company’s information circular dated as of September 10, 2024 prepared for the Meeting, and is available under the Corporation’s profile on SEDAR+ at www.sedarplus.ca and mailed to the Shareholders.

The Consolidation constitutes a “business combination” within the meaning of Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Further disclosure related to MI 61-101 as it relates to the Consolidation is contained in the Company’s information circular dated as of September 10, 2024.

About WBM Capital

WBM is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

Carlo Rigillo

Chief Executive Officer

e: carlo.rigillo@gmail.com

t: 647-400-4794

Cautionary Statements

This news release may contain forward-looking statements which reflect the Company’s current expectations regarding future events. The forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan, “estimate”, “expect”, “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements and information and accordingly, readers should not place undue reliance on such statements and information. The Company’s ongoing quarterly filings should be consulted for additional information on risks and uncertainties relating to these forward-looking statements. Investors should not place undue reliance on any forward-looking statements. Management assumes no obligation to update or alter any forward-looking statements whether as a result of new information, further events or otherwise, except as required by applicable law.